SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 23, 2005
Shaw Communications Inc.
By:
/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW TO PURSUE ALL LEGAL REMEDIES AGAINST
CAMPBELL RIVER TV
CALGARY, AB (November 21, 2005) — Shaw Communications announced today that it would pursue all legal remedies against Campbell River TV to stop the fraudulent practice of directly or indirectly acquiring Digital Cable Terminals from designated Shaw retail outlets. Shaw has learned that Campbell River TV is once again directing its customers to purchase Digital Cable Terminals from retail outlets in Courtney knowing that these devices are made available exclusively for Shaw customers.
“We provide Digital Cable Terminals to our customers at a subsidized price. They are intended solely for the use and benefit of our customers. What Campbell River is doing is wrong and they know it. As this is the third such fraudulent act against Shaw we will pursue all avenues to ensure this practice comes to an end,” said Peter Bissonnette, President of Shaw Communications Inc.
Campbell River TV has previously pleaded guilty to Theft of Telecommunication Services from Star Choice (a division of Shaw Communications).
Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Big Pipe Inc.) and satellite direct-to-home services (through Star Choice Communications Inc.) to approximately 3.0 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index (Symbol: TSX - SJR.NV.B, NYSE - SJR).

For more information, please contact:
Investor Relations Department
Investor.relations@sjrb.ca